FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 8, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. Announces $15,000,000 Non-Revolving Credit Facility in Florida”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: July 8, 2015

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES $15,000,000 NON-
REVOLVING CREDIT FACILITY IN FLORIDA

HERZLIYA, Israel, July 8, 2015 – Optibase Ltd. (NASDAQ: OBAS) (the “Company” or “Optibase”) today announced that its wholly owned subsidiary, Optibase Real Estate Miami, LLC, a Delaware limited liability company (the "Borrower") , has entered into a Fifteen Million Dollar ($15,000,000) non-revolving credit facility ("Loan") with City National Bank of Florida ("Lender") for the financing of certain condominium inventory located in Miami, Florida ("Properties), which are owned by the Borrower.

The Loan is for a term of three (3) years, with an interest rate of Libor 30-day-rate plus 2.65%.  Interest on the Loan shall be paid monthly commencing August 1, 2015, and the principal shall be reduced in six-month intervals beginning July 2016.  The securities for the Loan include a mortgage spread over 25 residential condominium units in Florida owned by the Borrower (including 23 units contained in the Marquis Condominium, Miami, one unit contained in the Continuum on South Beach Condominium, The North Tower, Miami Beach, and one unit contained in the Ocean One Condominium, Sunny Isles Beach), and a guaranty from the Company's subsidiary, Optibase, Inc., a California corporation.

Amir Philips, CEO of Optibase commented "To date, the Miami portfolio has been financed in full with the Company’s equity. We have decided to lever this investment to provide us flexibility and additional financial resources to allow for a future increase in our overall real estate portfolio”.

For further details on the transaction, see the Company’s report on Form 6-K as filed with the Securities and Exchange Commission on July 8, 2015.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.